[Letterhead of Iveda Solutions, Inc.]

March 6, 2012

United States Securities and Exchange Commission

Terence O’Brien, Accounting Branch Chief

Washington, D.C. 20549

Re:	Iveda Solutions, Inc. File No. 0-53285
April 30, 2011 Form 8-K/A Filed July 15, 2011
June 30, 2011 Form 10-Q Filed August 15, 2011
September 30, 2011 Form 10-Q Filed November 14, 2011

Dear Mr. O’Brien:

Iveda Solutions, Inc. (“Iveda” or the “Company”) hereby provides this letter in response to your comment letter dated January 23, 2012 in connection with the above-referenced filings. Iveda has also filed amendments to its Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011 in response to your comments.

Prior Comment 3

Comment 1:

In an 8-K filed January 24, 2011, you announced the Megasys acquisition and stated that “MEGAsys has established relationships with key customers in Taiwan and neighboring countries including the Taiwan Stock Exchange, Taiwan’s International Airport, Shanghai Commercial and Savings Bank, Taipei County Police Bureau and Traffic Control, Beijing Capital Airport, Hong Kong HSBC ATM System, China HSBC Bank (Guangzhou), Malaysia – Prime Minister’s Residence, Hong Kong IBM Asia Headquarters, Regal Hong Kong Hotel, Shanghai China Bank, and Egypt – Pyramids of Giza.” ASC 805-20-55 -25 contains specific guidance regarding the need to recognize the fair value of such acquired identified intangibles. However, we understand that only $20,000 out of the $2.1 million preliminary aggregate intangible allocation was allocated to customer relationships. If the value of acquired customer relationships was estimated by forecasting the cash flows to be derived from this asset, then it remains unclear why the assigned value is only $20,000. It would not appear appropriate to value this asset based exclusively on projected maintenance fees with a 33% customer turnover assumption while ignoring other cash flows expected to be generated from this group of acquired key customers. Given that you purposefully identified and touted these key customers as a benefit of the merger, investors may reasonably assume that you pursued the merger expecting this acquired customer base to be a material source of future cash flows. Your July 7, 2011 and January 11, 2012 press releases are consistent with this understanding and clearly indicate that substantial immediate non-maintenance related cash flows will be generated. Further, the revenue projections in Exhibit 7.A of your valuation report presumably incorporate assumed future non-maintenance sales from the acquired customer relationships. If you expect that your final purchase price allocation for this asset will be materially revised, then please provide us with relevant details.

Securities and Exchange Commission March 6, 2012 Page 2 of 9

Response:

ASC 805 requires the valuation of acquired intangibles associated with recurring cash flows from existing customers. In connection with the valuation of the MegaSys assets, Iveda concluded that only a small component of the revenues derived from the MegaSys customer contracts can be expected to be come from recurring sources such as maintenance and repairs of existing installations. This recurring or ongoing revenue component has historically been approximately 5% of overall contract revenues. MegaSys’ business model involves the one-off, contractual installation of surveillance equipment, and as such MegaSys does expect to realize significant recurring revenue from customers for which installations are performed. Iveda’s disclosure of the customers for which MegaSys has previously performed installations was intended to demonstrate and establish credibility in the Taiwanese market for Iveda to market and sell its recurring surveillance services. However, MegaSys, on its own, does not share the same capabilities or recurring revenue business model, and as such these prior customer relationships were not assigned significant value in accordance with ASC 805.

The previous customers who received contract installations services from MegaSys would more appropriately be classified as a customer base, and customer bases are not considered identifiable intangible assets as they constitute an available market and not an established relationship. As such, while the customer base could be expected to be a source of future revenues, this expectation is driven by Iveda’s strategy and business model. As a standalone, MegaSys’s contract installation model does not imply a capability of receiving recurring cash flows from previous customers.

The previous contractual installation list for MegaSys represents an entree into the Taiwanese market for Iveda’s service platform. Accordingly, the value to Iveda rests in MegaSys’ knowledge of this market and previous clients, and not the ability for MegaSys to receive another contract installation. This knowledge is also at least partially inherent in the employees of MegaSys as opposed to a taught and developed system or “know how.” Employee knowledge and relationships unrelated to company processes are inseparable from goodwill. Further, the implication of the value of the customer base would represent a synergy that is classified as goodwill, and not recognizable intangible value.

Iveda’s references to near-term non-maintenance related cash flows in its press releases are based on revenue expectations from existing contracts. The $800,000 contract with New Taipei Police Department mentioned in our July 11, 2011 press release was in place as of the acquisition date and, as such, it was classified as contractual backlog and not an intangible customer relationship. Valuations for these amounts are included in the forecast on Exhibit 7.A. Consistent with the discussion above, Iveda does not expect that these contract services will lead to additional recurring services other than maintenance of the installation, which is reflected in the current customer relationship valuation.

Securities and Exchange Commission March 6, 2012 Page 3 of 9

While the forecast for Iveda may include future sales to MegaSys customers, these sales are expected to be for Iveda’s service offerings, and these expected future sales would not occur for MegaSys as a stand-alone entity.

Comment 2:

If you do not expect a material revision in your customer relationship asset allocation, then please quantify for us the portion of each projected revenue amount in Exhibit 7.A. that you assumed would be generated from the acquired Megasys customer relationships. Provide a detailed explanation supporting this assumption. File amendments to your June 30, 2011 and September 30, 2011 Forms 10-Q alerting investors that the key customers touted in your January 24, 2011 Form 8-K are not actually expected to generate any material future revenue and reconcile that assumption, if possible, with the key customer contract information that you reported in your July 7, 2011 and January 11, 2012 press releases. This MD&A disclosure would be required given that investors (including participants in your post-merger private placements) may not understand that the key customers you highlighted are not expected to provide a material future benefit and that the historical Megasys operating results are not expected to be indicative of future operating results. See Section 501.02 of the Financial Reporting Codification.

Response:

Based on the factors discussed in our response to comment 1, we do not expect a material change in the customer relationship asset allocation. As noted above, our valuation assigned the majority of the value to revenues to be derived under existing contracts to be performed (backlog) rather recurring revenues derived from customer relationships. Our assessment concluded that future revenue is unknown because it is based on acquiring future contracts from prospective new clients. Although Iveda plans to market service offerings under Iveda’s platform to previous MegaSys contract installation customers, Iveda’s potential future service offerings to previous MegaSys customers were not included in the forecast in Exhibit 7.A.

We have filed amendments to our June 30, 2011 and September 30, 2011 Forms 10-Q that include disclosure in the MD&A to clarify that the Company does not expect to derive significant revenues from prior MegaSys customer installations, but that the prior MegaSys customer base helps to establish credibility for the Company to market its products and services in the Taiwanese marketplace.

Securities and Exchange Commission March 6, 2012 Page 4 of 9

Comment 3:

In the Exhibit 2.5 that you filed on March 30, 2011, the following terms were fully described, highlighted in boldface type, and assigned specific definitions: Megasys Products; Megasys Proprietary Rights; and Megasys Components. ASC 805-20-55-38 contains specific guidance regarding the need to recognize the fair value of such acquired identified intangibles. However, it is not clear whether this issue was even addressed in your valuation report. Your December 29, 2011 letter now suggests that these assets never existed. In order for us to more fully understand your response, please clarify for us why both the January 7, 2011 and the March 21, 2011 merger contacts were specifically drafted to incorporate detailed definitions for non-existent technology-based assets. Fully explain how this conclusion is consistent with the technology and software imbedded in the Megasys Software System as described on the Megasys website. Disclose the absence of any Megasys Products, Proprietary Rights or Components in amendments to your June 30, 2011 and September 30, 2011 Forms 10-Q. This MD&A disclosure would be required given that investors (including participants in your post-merger private placements) may not understand that the acquired technology described in your prior filings does not actually exist. File the MegaSys Disclosure Schedule that is referenced in the merger contract and reconcile the information therein with your accounting conclusions. Alternatively, if you now expect that your final purchase price allocation for this asset will be materially revised, then provide us with relevant details.

Response:

“Megasys Products”, “Megasys Proprietary Rights” and “Megasys Components” are defined terms that were used in Section 2.8 of the Share Exchange Agreement covering the representations and warranties that MegaSys provided to Iveda. As is customary with agreements of this nature, the terms were broadly defined 1) to ensure that MegaSys would be required to disclose to Iveda within the context of the Share Exchange Agreement any items covered by the definitions, and 2) to provide assurance that MegaSys had full rights to all of the items covered by the definitions, regardless of whether any such items were disclosed on the MegaSys Disclosure Schedule. This approach is a standard means of structuring representations and warranties found in acquisition agreements of this nature. The language is designed to elicit full disclosure by MegaSys and to allocate risk of breach of the representations to the sellers of the business. Further to your request, Iveda confirms that on February 9, 2012 Iveda filed the MegaSys Disclosure Schedule as an exhibit to its Form 10-K.

With respect to the items described on MegaSys’s website, MegaSys does not consider these items to be proprietary technology assets owned by MegaSys.

•	MegaSys Integrated Security Management System – Megasys selects readily available off-the-shelf technology for custom integration providing specific solutions to customers by offering multiple brands of cameras, multiple methods of storage technology and multiple means of server and database management. This technology is bundled to offer the customer one integrated system.

Securities and Exchange Commission March 6, 2012 Page 5 of 9

•	MegaSys Software Features – MegaSys does not own any proprietary software. MegaSys holds licenses to the required technology and orders relevant software when necessary. When customization is required, MegaSys works with the vendor to customize as appropriate.

•	MegaSys Integration Components (MegaSys Server) – MegaSys holds licenses to the relevant software and systems, but not to the individual components. MegaSys purchases applicable components from its vendor.

The Valuation Report considered the scope of ASC 805 and identified 5 types of identifiable intangible assets: marketing-related, contract-related, customer-related, technology-related and creative/artistic-related intangible assets.

•	Marketing-related assets include MegaSys’s trademarks and MegaSys’s website, both of which are considered in the Trademark valuation on Exhibit 5.A.
•	Contract-related assets include leases and employment (both of which were assumed to be at market).
•	Customer-related assets include contractual backlog. Customer relationships were considered to the extent described in our response to Comment 1.
•	Technology-related assets typically are considered valuable when they are fully developed in-house or highly-customized from a commercial or other applicable platform. In general, these assets constitute patents, trade secrets, in-process research and development, and proprietary computer software. Technology assets that arise as a result of purchasing software, technology processes, or components usually comprises an arms-length transaction between a willing buyer and willing seller that is thus transacted at fair market value. As described above, MegaSys’s products do not meet the criteria of proprietary, developed, and/or independently-customized technology but rather a market transaction with vendors.
•	There were no creative/artistic-related assets.

Iveda has amended the MD&A sections of the June 30, 2011 and September 30, 2011 Forms 10-Q to clarify that MegaSys does not own any proprietary technology or intellectual property other than its trademarks.

Securities and Exchange Commission March 6, 2012 Page 6 of 9

Comment 4:

We understand that $1.6 million of purchase price was allocated to the 2 million shares of contingent consideration presumably based on an expectation that all of the corresponding financial milestones will be satisfied. If you assume that Megasys will collect at least $1.3 million in net revenue related to the SafeCity project, then the fair value of the underlying customer relationship, contract, and/or technology-based asset must be recognized pursuant to ASC 805-20-55. Please provide us with your expected valuation of this asset. Also, identify the costs that are deducted in calculating “net revenue” as it applies to the application of that contractual provision.

Response:

This asset has been recognized pursuant to ASC 805. The SafeCity project is the primary component of MegaSys’s contractual backlog, for which a valuation was performed. As such, it is both included in the forecast and the valuation of intangible assets via a contractual backlog analysis. In order to achieve the milestone of collecting at least $1.3 million in net revenue related to the SafeCity project, MegaSys will need to secure new contracts in addtion to the $800,000 already included in the backlog analysis. The value of the contingent consideration at September 30, 2011 was $1,635,780.

For purposes of the Side Letter to the Share Exchange Agreement, “net revenue” means gross revenue less any applicable discount.

Comment 5:

Please tell us whether any audit procedures have been applied to the July 14, 2011 valuation report. If so, then please tell us which audit firm audited the valuation report. In this regard, we note the guidance in AU Section 328 of the Codification of Auditing Standards.

Response:

The audit procedures related to the July 14, 2011 valuation report are being conducted during the field work on the 2011 year-end audit. Farber Hass Hurley LLP is conducting the required procedures under the supervision of Iveda’s principal auditors, Albert Wong & Co.

Comment 6:

If you are seeking confidential treatment for the valuation report, then please submit a request that is clearly compliant with either Rule 83 or 12b24.

Response

We have submitted a new confidential treatment request that we believe is compliant with Rule 83.

Securities and Exchange Commission March 6, 2012 Page 7 of 9

Prior Comment 7

Comment 7:

Your November 3, 2011 letter stated you would provide responsive disclosures however the required information was not disclosed in your September 30, 2011 Form 10Q. Please expand MD&A in the amended Form 10Q and in future filings to quantify and explain changes in your Days Sales Outstanding or receivables turnover. Explain how the age of your receivables compares with the standard payment terms granted to customers. Disclose whether the payment terms of your U.S. and foreign businesses materially differ. Since the aging of your receivables portfolio has materially increased, discuss the extent to which this impacted your allowance for doubtful accounts and quantify the allowance amount at each Balance Sheet date. Quantify the amount of receivables over 120 days old and identify the specific factors you evaluated in concluding that such amounts are collectible. Your September 30, 2011 receivables balance comprises 82% of your reported revenue for the 6 months then-ended. Consequently, it appears that you have not been able to collect a substantial amount of your reported sales. Please read Section 501.13.b.1 of the Financial Reporting Codification.

Response

We have amended the Liquidity and Capital Resources section of the MD&A in the September 30, 2011 Form 10-Q to include the requested disclosure regarding Days Sales Outstanding and receivables turnover, and payment terms for our U.S. and foreign businesses.

Prior Comment 6

Comment 8:

Your November 3, 2011 letter stated you would provide responsive disclosures however the required information was not disclosed in your September 30, 2011 Form 10Q. Please expand Note 1 in the amended Form 10Q to provide the reportable segment disclosures for your Iveda and your MegaSys segments pursuant to ASC 280-10.

Response

We have expanded Note 1 in the amended September 30, 2011 Form 10-Q to include the reportable segment disclosures for our Iveda and MegaSys segments.

Prior Comment 8

Comment 9:

Your November 3, 2011 letter stated you would provide responsive disclosures; however, the required information was not disclosed in your September 30, 2011 Form 10Q. Please expand MD&A in the amended Form 10Q to disclose whether there are any legal or economic factors that materially impact your ability to transfer funds between your domestic and foreign businesses. If there are any circumstances under which such transfers may be restricted or otherwise infeasible, then your liquidity disclosure in MD&A should be disaggregated to separately analyze the liquidity of your domestic and foreign businesses. Please read Section 501.09.b of the Financial Reporting Codification.

Response:

We have amended the September 30, 2011 Form 10-Q to clarify that there are no legal or economic factors that materially impact our ability to transfer funds between our domestic and foreign businesses.

Securities and Exchange Commission March 6, 2012 Page 8 of 9

June 30 and September 30, 2011 Forms 10-Q

Comment 10:

Based on our December 15, 2011 conference call and the data in Exhibit 7.A of the July 14, 2011 valuation report, we understand that you expected a substantial decline in Megasys revenue and cash flow commencing immediately after the merger and throughout the forecast period. There is a concern that investors (including participants in your post-merger private placements) may have been surprised by the post-merger Megasys losses reported in your 2011 Forms 10Q given that the Megasys operating results filed in your July 15, 2011 form 8-K reflected profitable operations. Pursuant to Sections 501.02 and 501.13 of the Financial Reporting Codification, MD&A disclosure is required for known events and circumstances that you reasonably expect will have a material unfavorable impact on future operating results, or that indicate that historical operating results are expected to materially differ from future operating results. The projections in the valuation report differ materially from historical results, so presumably there were known adverse factors which materially impacted the projections. Please file amendments to the MD&A sections of your Forms 10-Q and disclose the basis for your adverse projections and clearly explain why Megasys ceased being profitable immediately after the merger. If the decline in future Megasys sales and income is attributable to a strategic shift from a hardware-based business model to a cloud-based business model, then explain your rationale for changing the Megasys business model given that the projected financial impact appears to be negative.

Response

We have amended the MD&A sections of the June 30, 2011 and September 30, 2011 Forms 10-Q to include disclosure regarding events and circumstances that were expected to have a material unfavorable impact on our operating results, and to explain why MegaSys’s revenues decreased significantly during 2011.

Securities and Exchange Commission March 6, 2012 Page 9 of 9

Comment 11:

Please amend the filings to include a signature from Lynne Phyllis, the Principal Financial and Accounting Officer. See Part G of the Form Instructions.

Response

We have amended the June 30, 2011 and September 30, 2011 Forms 10-Q to include Lynne Phillis’s signature.

Iveda acknowledges that:

•	Iveda is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lynne Phillis

Lynne Phillis

Controller, Iveda Solutions, Inc.